FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.        An announcement regarding resignation of president and executive director and change of authorized representative of Huaneng Power International, Inc. (the Registrant”);
2.        An announcement regarding list of directors and their role and function of the Registrant; and
3.        An announcement regarding participation in collective reception day event for investors of listed companies in Beijing by the Registrant;

Each made by the Registrant on May 16, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT REGARDING THE RESIGNATION OF
PRESIDENT AND EXECUTIVE DIRECTOR AND CHANGE
OF AUTHORISED REPRESENTATIVE

RESIGNATION OF PRESIDENT AND EXECUTIVE DIRECTOR

Due to work requirements, Mr. Liu Guoyue (the President, Executive Director and one of the authorised representatives of the Company) has recently tendered a written report to the board of directors of Huaneng Power International, Inc. (the “Company”) according to relevant regulations, resigning from his position as the President and Executive Director of the Company. At the same time, he also ceased to act as the Chairman of the Strategy Committee and a member of the Remuneration and Appraisal Committee of the board of directors of the Company. The resignation report of Mr. Liu Guoyue shall become effective from the date when it is received by the board of directors of the Company (i.e. 15 May 2018).

Mr. Liu Guoyue confirmed that there is no disagreement with the board of directors of the Company. He is not aware of any matter in relation to his resignation from the President, Executive Director, as well as the cessation in acting as the Chairman of the Strategy Committee and a member of the Remuneration and Appraisal Committee of the board of directors that needs to be brought to the attention of the shareholders of the Company.

The board of directors is satisfied with the work by Mr. Liu Guoyue during his term of tenure as the Company’s President, Executive Director, the Chairman of Strategy Committee and a member of Nomination Committee of the board of directors of the Company and pays high regards to the contribution he made towards the development of the Company over the years. It expresses its sincere gratitude to Mr. Liu.

Before the Company appoints the new President and the chairman of the Strategy Committee, Mr. Cao Peixi, the Chairman of the Company, shall take the role of the President and chairman of the Strategy Committee.

CHANGE OF AUTHORISED REPRESENTATIVE

Due to Mr. Liu Guoyue’s changes in the duties, Mr. Liu Guoyue would cease acting as the authorised representative required by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) effective 15 May 2018. Mr. Cao Peixi, the Chairman of the Company, is appointed as the authorised representative (the Stock Exchange) in replacement of Mr. Liu Guoyue with effect from 15 May 2018.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
16 May 2018

Announcement 2

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors (“Board”) of Huaneng Power International, Inc. are set out below:

Chairman and Executive Director

Cao Peixi

Non-executive Directors

Huang Jian
Wang Yongxiang Mi Dabin
Guo Hongbo
Cheng Heng
Lin Chong

Independent Non-executive Directors

Yue Heng
Xu  Mengzhou
Liu Jizhen
Xu Haifeng
Zhang Xianzhi

There are four Board specialized committees. The table below provides membership information of these committees on which each Board member serves:

Board Committees
Director	Strategy Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Cao Peixi	Chairman
Huang Jian	Member
Wang Yongxiang	Member
Mi Dabin				Member
Guo Hongbo			Member
Cheng Heng			Member
Lin Chong				Member
Yue Heng		Chairman	Member	Member
Xu Mengzhou		Member		Member
Liu Jizhen	Member	Member	Member	Chairman
Xu Haifeng	Member	Member	Member
Zhang Xianzhi		Member	Chairman	Member

Beijing, the PRC
6 May 2018

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT ON PARTICIPATING IN COLLECTIVE RECEPTION DAY EVENT FOR INVESTORS OF LISTED COMPANIES IN BEIJING

In order to further enhance communication with the investors, Huaneng Power International, Inc. (hereinafter referred to as the “Company”) will participate in the “2018 Investors Collective Reception Day Event for Listed Companies in Beijing District” jointly organized by the Listed Companies Association of Beijing and SSE INFONET LTD, details of which are hereby announced as follows:

The Collective Reception Day Event will be held via the online platform provided by SSE INFONET LTD through remote network. Investors may participate in the Investors Collective Reception Day Event from 15:00 to 17:00 on 18 May 2018 (Friday) by logging in the Shanghai Stock Exchange Roadshow Centre website (http://roadshow.sseinfo.com) or following its WeChat official account in the name of “上證路演中心”.

Mr Huang Lixin, Chief Accountant of the Company and Mr Huang Chaoquan, Secretary to the Board of Directors will communicate online with investors in respect of their concerns such as corporate governance, development strategies, business operation, financing plans and sustainable development.

We welcome the active participation of investors in the above event.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
16 May 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     May 16, 2018